SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 September 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

                                                                11 September 2013

LLOYDS BANKING GROUP ANNOUNCES AGREEMENT WITH HER MAJESTY'S TREASURY REGARDING TSB

Lloyds Banking Group plc ('the Group') notes the announcement made today by Her Majesty's Treasury ('HMT') following a review by the Office of Fair Trading ('OFT') of the effect on competition of the divestment of TSB Bank plc ('TSB') by the Group.

The Group is determined to play its part in delivering a stronger banking industry to better serve customers, support the UK economic recovery and help Britain prosper. We are therefore pleased that HM Government has concluded that TSB will be a strong competitor on the high street.

On 9 September, the Group launched TSB as a new challenger bank. TSB has around 4.6 million customers, 631 branches and is the 8th largest bank in the UK. The Group expects to float TSB on the London Stock Exchange in 2014.

The Group accepts the OFT's principal recommendations and has now agreed with HMT, given the current low interest rate outlook, a number of measures to enable TSB to accelerate its growth strategy. These measures, which will not affect customers, include an agreement in relation to the provision of business and IT services from the Group to TSB, and the transfer of the economic benefit of a portfolio of residential mortgages of approximately £4 billion, together with the associated capital, designed to enhance TSB's profitability by over £200 million in aggregate in the first four years. The Group will also provide TSB with an additional £40 million to enable future customer acquisition and develop its branch network.

The Group's agreement with HMT is conditional on approval by the European Commission. HMT has confirmed that it considers that these measures will address the recommendations in the OFT's review and that HMT will be supporting formal approval by the European Commission of these measures and of the extension of the deadline for completion of the TSB divestment.

- END -
For further information:

Investor Relations
Charles King                                                                                                              +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Media Relations
Ed Petter                                                                                                                      +44 (0) 20 8936 5655
Group Media Relations Director
Email: ed.petter@lloydsbanking.com
FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 11 September 2013